
CAIRNSPRING MILLS
Fresh Flour from Local Grains

INVEST IN **CAIRNSPRING MILLS**

American-grown premium flour bursting with flavor — and demand

cairnspring.com Burlington, WA

Notable Angel | B2B | Food & Beverage | Ecommerce | Consumer Goods

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

$5M+ Revenue
Earned over the last 12 months

1. Top-quality flour used by celebrity baker & Tartine co-founder, Chad Robertson

2. Backed by visionary investors like Peter Buffet's Novo Foundation, & Terra Regenerative

3. Led by founders with exits to Vita Coco, Nestle, & JuneShine

4. 6.8M pounds of flour milled in 2024; expanding to 110M pounds/year at a new mill

5. $19.6M in lifetime revenue with $6.2M in 2024 & exploding demand

6. Breaking ground on new mill to 8X revenue in 4 years (not guaranteed)

7. Transforming flour from commodity to craft in a $23B market

8. Profitable operations at Skagit Mill: 41% gross profit margin & 9% positive EBITDA margin

Featured Investors

NoVo Foundation

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Founded by Peter Buffett and his wife Jennifer, the NoVo Foundation was created from the core belief that humanity is at a crossroads and our current culture is deeply out of balance. The Foundation supports initiatives that promote a holistic vision for humanity. novofoundation.org

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Peter Buffett, Co-President, Novo Foundation

"The leadership and the very ethos that drives Cairnspring lives so completely through not only its own organization, but through the supply chains and the demand chains - both the farmers and the folks that buy the product - that is unparalleled, and is a necessity for the future resiliency of not only its local community but communities across the country."

Terra Regenerative Capital

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Deploying flexible capital to scale regenerative agriculture, secure our food system, and rebalance the climate.
terraregencapital.com

Tara Swibel, Co-Founder & Managing Partner

"Cairnspring Mills is a standout example of the kind of businesses we back - one that's scaling regenerative agriculture while meeting growing consumer demand for better, cleaner food."



Tara Swibel

Invested $25,000

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Syndicate Lead

Tara is an entrepreneur and mission-driven leader whose work spans regenerative ag investing, media, and advocacy. She led Triptyk Studios as CEO and now co-leads Terra Regenerative Capital, aligning creative and financial capital for climate impact.
terraregencapital.com

"At Terra Regenerative Capital, we began investing in regenerative agriculture in 2023, following two years of research and building on my business partner Calla Rose Ostrander's decade of leadership in the field. Since then, we've made eight investments into businesses that accelerate the adoption of regenerative practices by connecting producers directly to markets—creating regional, resilient supply chains that reward farmers for caring for their land. We first met Cairnspring Mills Founder Kevin Morse three years ago, and what began as curiosity has grown into a trusted partnership. Together with Kevin, the Tiicham Conservation District, and local producers, we co-developed the Cairnspring Soil Health Program and a farmer working group advancing regenerative methods on the ground. Kevin has also participated in Terra's leadership development initiative for two consecutive years, working with an executive coach to grow as a founder and leader. Cairnspring was created with a powerful mission: to regenerate farmland by paying farmers a price that reflects their stewardship, and to provide a viable alternative to the consolidated, chemically intensive grain system. After eight years of bootstrapping a boutique mill in Washington's Skagit Valley, the company reached profitability—posting 9.0% EBITDA in 2024 and 41.0% gross margins in

February 2025, their best month to date. Demand for their identity-preserved, regenerative flour is strong and growing. Customers like King Arthur, Grand Central Bakery, and Macrina Bakery, along with national distribution through Chef's Warehouse, are expanding Cairnspring's market reach. A new consumer-facing product line will bring their flour directly to homes across the country via grocery stores and online retail. We've watched this company scale with integrity—bringing on the right people at the right time, increasing efficiency, and deepening its financial and environmental impact in rural farming communities. Led by an outstanding team, Cairnspring is building a differentiated regenerative flour brand with proven demand and premium pricing. Their model improves soil health, rewards farmers, and creates market transparency. The new mill will expand capacity, accelerate impact, and position the company as a national leader in regenerative food. We believe in Cairnspring because we've seen what they can do—and we love eating pizza made with their flour."

Our Team



Kevin Morse Co-founder & CEO

Agricultural innovator. CEO, farmer, and rural economic development exec overseeing multimillion dollar infrastructure and food system projects. Ex-Nature Conservancy director. Secured re-authorization for the Farm Bill. James Madison U. BBA.



Tyler Gage CFO

Serial CPG entrepreneur. Founded & exited RUNA to Vita Coco. Structured $400M+ in M&A deals including Terrafertil to Nestlé & Flying Embers to JuneShine. Forbes 30 Under 30. Brown University BA. UPenn Wharton MBA



Francisco Mantilla COO

Ops maven. Built vertically integrated supply chain with 3K+ smallholder producers as former RUNA Latin America CEO. Executed cocoa & palm oil sourcing for Fortune 500 clients as Earthworm Foundation LatAm lead. Universidad San Francisco de Quito MBA.



Katie Rigg Director of Sales

Food industry growth expert. Led $220M+ in annual pastry sales for The Chefs'

Warehouse West Coast. Over 20 years Culinary experience including Annie's, Facebook, Michelin awarded restaurant. CCA Pastry & Baking.



Michele Crowley Director of Marketing

Brand architect. Former Marketing Director at Elysian Brewing Company (acquired by Anheuser-Busch InBev) and brand manager at Pyramid Breweries & Portland Brewing Co. University of Vermont BS.



Josey Steeples Plant Manager

Manufacturing leader. Cut $100K+ in annual costs as plant operations manager at Grain Craft. Former head miller at Ardent Mills. Ex-General Mills. Ex-Harley-Davidson. Kansas State University BS.



Dave Binczewski Operations Manager

Ag-tech innovator. Delivered scalable plant propagation breakthroughs and built commercial greenhouse infrastructure for a global bamboo supplier. Ex-ProVitro Biosciences and Sakata Seed.



Manuela Phillips Controller

Food finance specialist. 15+ years in high-growth food brands and global multinationals including Nestlé. Former GM at Terrafertil and Essential Living Foods. Led acquisitions, HR, and systems transitions. PUCC São Paulo BBA.

Pitch

Why Cairnspring Mills?




CAIRNSPRING MILLS
Fresh Flour from Local Grains
TRAILBLAZER
BREAD FLOUR
UNIQUE BLEND OF HARD RED SPRING WHEATS
AROMATIC,
CARAMEL COLOR
PROTEIN:
13-14%
Stone Milled
Sourced Directly
From Farmers
Identity Preserved
Photo Credit: Maurizio Leo

Cairnspring Mills creates craft flour unlike any other.

We source directly from farmers committed to soil health, and thoughtfully select the most flavorful grains appropriate for the growing region. Our stone-mill techniques produce flour unparalleled in taste, quality, and baking performance — with no additives or enrichments.

Our products are trusted by some of the best bakeries and restaurants in the country – Tartine, Pizzeria Bianco, Gusto Bread, Poulette Bakeshop, Stella West Hollywood, Grand Central Baking, Breadfarm — with legendary bakers like Chad Robertson calling our flour the best they've ever used.

And they can't get enough — demand is soaring. Our business is profitable, and we're operating at full capacity. Now, we are breaking ground on a second mill in Oregon, on tribal land in partnership with the Umatilla people, with a significant portion of capacity already reserved by large customers.

Backed by Peter Buffett and Terra Regenerative Capital, and with a

powerhouse team from Nestle, General Mills, and the Nature Conservancy, we're setting the standard for what truly delicious regenerative flour should be.

The craft flour movement is rising. Join us.


Photo Credit: Cadoro Bakery


Photo Credit: Black Moon


Photo Credit: Rachel's Bagels and Burritos

Scaling to meet surging demand.



$6.2M

2024 revenue w. 54% CAGR (2017 - 2024)


Tons Flour Produced
6.8M lbs/year
110M lbs/year
Today
New Mill

Operationally Profitable



9% EBITDA Margin



Our Investors

NoVo Foundation

TERRA REGENERATIVE CAPITAL

Peter Buffett, Co-President, NoVo Foundation

Terra Regenerative Capital



Wefunder_terraregen2
Cairnspring Mills
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patagonia

"Cairnspring Mills is redefining what flour can be. By supporting regenerative farmers, and by stone-milling exceptional local wheats, they're not just making better flour—they're building a better food system. We're proud to partner with them."

Paul Lightfoot
General Manager, Patagonia Provisions

The visionaries at Patagonia were an anchor investor in Cairnspring Mills in 2016 and were instrumental in bringing the mill into existence. Today, they are valued customers, purchasing Regenerative Organic Certified flour from our mill for their line of Patagonia Provisions organic crackers.

How modern flour lost its soul.

Today, the Flour Industry is Controlled by Just a Handful of Manufacturers



20th Century	21st Century	Today
20,000 Local Mills	**183** Industrial Mills	**10** Manufacturers (and 87% of the market is controlled by just 4!)

A century ago, there were over 20,000 flour mills in America. They were local, community-powered, and produced fresh ingredients and products.

Now, only a handful of massive mills dominate the industry.

Today, our food is made by large corporations focused on bigger, faster, cheaper systems without consideration of the impact — all at great expense to farmers, farmland, and ultimately, consumers.

The Real Cost of Cheap Flour

1



Mass-produced crops grown on depleted soil rely on harsh chemicals

2


Photo Credit: Lucas George Wendt

Cheap grain traps farmers in a commodity market

3



Tasteless, nutrient depleted products

Commodity growers are primarily focused on yield and efficiency when growing grains. The monocrop system they rely on is more vulnerable to disease, so farmers turn to harsh chemicals as harvest aids and synthetic inputs for pest and disease control.

Once harvested, steel rollers at commodity mills strip away the wheat's bran and germ, the parts that carry flavor, fiber, and nutrition, to extend shelf life. What's left is bland white starch, "enriched" with synthetic additives to meet minimum standards.

In a market flooded with cheap grains and low-quality flour, farmers, consumers, our health, and the land pay the price.





Flour the way it is supposed to be: stone-milled, locally grown, and quality-first.

At Cairnspring Mills, we take a different approach.

We source directly from farmers committed to soil health, using regenerative farming practices like crop rotation, animal integration, and no-till systems that prevent erosion.

Regenerative farming is a flexible approach that allows farmers to adapt to their unique growing region and microclimate to reduce or eliminate synthetic inputs. Fully prohibiting neonic insecticides and glyphosate as a harvest aid allows us to exceed conventional standards.




Photo Credit: Amy Kumler

We pay our farmers a premium for these regenerative practices and for growing grains with the flavor, nutrition, and baking performance that artisan bakers demand. By renewing our contracts annually, we work in concert with our growers to improve our standards every year.

Through these close relationships, we maintain complete traceability of the grain, the farm, and the farmer.


"Rebuilding local food systems
is the best way to make
communities healthier, more
prosperous, and resilient"
-Kevin Morse, CEO
Photo Credit: Charity Burggraaf

The best flour you've ever tasted.

There's a Cairnspring Flour for Every Purpose


Breads
All-Purpose
Specialty

We use European-style stone milling techniques to intentionally incorporate all three parts of the wheatberry: the germ, bran, and endosperm. The result: flour with enhanced flavor, texture, and nutrients.

Whether it's shaping the perfect sourdough, pulling off gooey cinnamon rolls, or nailing that chewy pizza crust - our flours give bakers and chefs the foundation for richer possibilities.


Photo Credit: Ben's Bread


Photo Credit: Gusto


Photo Credit: Grand Central Bakery

All-star bakers and chefs swear by Cairnspring Mills.



"The flour from Cairnspring Mills is the best flour we have ever used. We use it almost exclusively"

Chad Robertson
Co-Founder, Tartine

TARTINE



"The variety and the spectrum of flavors—it's mind blowing. Cairnspring is finding different grains, and they're inspiring us to try new directions."

Leslie Mackie
Founder, Macrina Bakery

MACRINA BAKERY



"The brilliant thing about Cairnspring flour is it's more European style. It's beautifully milled, and you have some of the bran and most of the germ, so it's got high nutritional value, too."

Mel Darbyshire
Head Baker, Grand Central Bakery

James Beard Foundation-Award winners and semifinalists use Cairnspring Mills

TARTINE

PIZZERIA BIANCO FORNO A LEGNA

RÉPUBLIQUE

GUSTO BREAD

SEA CREATURES

source

BEN'S BREAD SEATTLE CO. EST. 2021

CANLIS

RAZZA PIZZA ARTIGIANALE

poulette BAKESHOP

IN BOCCA AL LUPO PIZZA + PASTA + BAR

SAINT BREAD

ATOMA

Featured in Premier Publications

THE WALL STREET JOURNAL.	The New York Times	FOOD & WINE
SeattleMet	TARTINE	SilverKris
THE POSSIBILITIES OF WHEAT	MILK STREET	Forbes

Inside Julia's Kitchen



edible SEATTLE

Experienced leadership team with decades working in regenerative foods.

With backgrounds in regenerative agriculture, brand building, and entrepreneurship at non-profit organizations and corporations like The Nature Conservancy, Nestle, General Mills, our leadership team knows how to turn big ideas into best-selling consumer products.

Management Team



Kevin Morse
Co-Founder & CEO



Tyler Gage
CFO



Francisco Mantilla
COO



Katie Rigg
Director of Sales



Michele Crowley
Director of Marketing



Josey Steeples
Blue Mountain Plant Manager



Dave Binczewski



Manuela Phillips

Skagit Production Manager

Controller

Wharton University of Pennsylvania | BROWN | Nestlé | The Nature Conservancy

the chefs warehouse | Anheuser-Busch | General Mills | ALOHA

Pyramid Brewing Co. | Elysian Brewing | Annie's | Kansas State University

Non-Executive Board of Directors



Amy Boyer

Chief Commercial Officer, ALOHA



Rod Geiger

Former President, Bartlett Milling Company



Greg Moga

Principal, Moga Investments; Trustee, Washington State Chapter of The Nature Conservancy

From revitalizing rural economies to launching category-defining food brands, we're combining decades of hands-on experience with a deep commitment to sustainability - building a profitable flour company that's scaling nationally while staying rooted in local communities.

Pioneering a $700M segment in the $23B U.S. flour market.

Craft Coffee and Craft Beer Have Had Their Moment. Craft Flour is Next.



Flour
Beer
Coffee
$23B Market
Projected to Grow to $700M by 2030 with 3% market share
$117B Market
$80B Market
1% Craft Flour
24% Craft Beer
55% Craft Coffee

Sources:
US Coffee Market: Grand View Research
US Beer Market: Brewers Association
US Flour Market: IBIS

We are pioneering the craft flour segment within the $23B U.S. flour market.

Craft coffee and beer took off by delivering authenticity, transparency, and quality - something bigger brands couldn't match. Just like Blue Bottle transformed coffee and Dogfish Head transformed beer from commodity to craft, we're doing the same for flour.

Craft flour is poised to grow 3X in the $23B flour market, equivalent to a 20% CAGR in the next 5 years, making craft flour a $700M market opportunity by 2030.

With a passionate customer base, domain expertise, and profitable, scalable operations, we are uniquely positioned to be the national leader in this segment, bridging the gap between small-scale mills producing < 3k pounds/day and the commodity mills producing > 5M pounds/day.

Diversified revenue streams with replicable growth.


Revenue Sources
80% B2B: Foodservice & Bulk Flour Sales
20% Direct to Consumer & Retail

We've built a diversified omnichannel business that stretches across foodservice, direct-to-consumer (DTC), and grocery. 80% of our revenue currently comes from foodservice and bulk flour sales, while 20% is DTC and retail.

On the B2B side, we are scaling sales of 50lb bags through foodservice distributors and direct sales of Full Truckload quantities to larger production bakeries and CPG companies. Institutional buyers can easily handle tens of millions of pounds, which makes scaling sales highly feasible.

On the DTC side, our webshop helps us reach and support artisan bakers, and word-of-mouth from top chefs drives organic growth. We're also in select local retailers including PCC Community Markets and Whole Foods with a view towards national expansion once the new mill is operational.

Demand for quality flour is skyrocketing, and our current mill is profitable and running full steam at max capacity.

Flour that rebuilds America, one mill at a time.



In response to significant inbound demand from larger customers, we are replicating this success at a new flour mill in Umatilla County, Oregon — part of the famed Columbia River Basin.

The new mill features the same stone milling process as our Skagit mill, enhanced with advanced processing components to support 3X scale.


Bellingham
Okanogan
Skagit Mill
Port Angeles
Chelan
Seattle


Olympia
Yakima
Blue Mountain Mill
Raymond
Pendleton

Built on tribal land in collaboration with the Confederated Tribes of the Umatilla Indian Reservation, the Blue Mountain mill will create over 20 local jobs and bring lasting positive economic activity to these communities.

Additionally, the Tribe will receive equity ownership of Cairnspring Mills to share more fully in the economic benefits of the mill.


Our New Mill Will ~8X Revenue in 5 Years
$60M
$40M
$20M
$0
$48.8M
$37.4M
Blue Mountain Mill begins production in July 2026
$14.7M
$6.2M
$7.2M
2024
2025
2026
2027
2028
*Future projections are not guaranteed

The new mill is a bold leap forward: revenue is projected to grow from $6.2M to $48.8M by 2028 (not guaranteed). Tens of millions of pounds of capacity is already reserved by Patagonia and some of the largest baking companies in the nation - even before construction has begun.

We’ve already turned down one acquisition offer.

At Cairnspring Mills, we’re thinking long-term and considering the future impact we can make on our food systems. Our ideal scenario is a thriving, independent company that continues to deliver strong returns for our investors.

As we grow the company, we aim to create opportunities for you to cash in on some of your shares along the way.


“We’ve already said no to an acquisition offer because our work isn’t done. We believe in building for greater impact.”
Kevin Morse
CEO, Cairnspring Mills

Strategic investors and acquirers are attracted to Cairnspring Mills due to our premium portfolio, high margins, strong cash flow, and modern assets.

Our commitment to the long-term remains clear: we’re focused on scaling impact and delivering investor returns, for example through a future recapitalization that rewards early investors.


Cairnspring Crowdfunding_Peter Buffett Endorsement
Dolby Vision
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Seed the change. Reap the rewards.

$500

One-time 35% discount at Cairnspring.com (up to $200 value)


SPECIAL OFFER!
ONE-TIME 35% DISCOUNT
CAIRNSPRING MILLS
(Up to $200 Value)

$2,500

Custom Cairnspring Gift Bag (Apron, t-shirt, tote bag, 2 × 5lb bags of flour + free shipping)


FRESH FLOUR FROM LOCAL GRAINS
CAIRNSPRING MILLS

$10,000

Free flour for one year (200lbs of flour + free shipping)


CAIRNSPRING MILLS
FREE SHIPPING!

$25,000



Private dinner with CEO Kevin Morse and CFO Tyler Gage (travel & lodging not included)



Quality starts here. Invest in Cairnspring Mills.


CAIRNSPRING MILLS
ORGANIC ALL PURPOSE FLOUR

We’ve built Cairnspring with a clear focus: to spark a global movement to build regenerative food systems, help farmers break free from commodity markets, and nourish the world with clean, healthy, flavorful grains and flour.

Backed by some of the most respected voices and investors in food and sustainability, we’ve proven that a better flour is not only possible and profitable - it’s in very high demand.

With our new Blue Mountain mill on the horizon, orders pouring in, and a nationwide shift towards regenerative, traceable foods and craft products, we’re poised for tremendous growth.

Now, we’re inviting you to be part of what’s next — a movement to build

a fairer, more resilient food system that delivers more nutrition and flavor alongside real returns for people, planet, and investors.

Your investment helps us scale our impact, supports farmers and their local communities - and gives you a financial stake in something that matters.


CAIRNSPRING MILLS
Fresh Flour from Local Grains
Invest in the craft flour movement today!